Exhibit 15.3

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the annual report (Amendment No.1 to Form 20-F) of our report dated April 28, 2022, except for Note 3, as to which the date is August 24, 2022, relating to the consolidated balance sheets of Lixiang Education Holding Co., Ltd. as of December 31, 2021 and 2020 and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity, and cash flows for the three-year period ended December 31, 2021, and the related notes.

We also consent to the reference of WWC, P.C., as an independent registered public accounting firm, as experts in matters of accounting and auditing.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
August 24, 2022	Certified Public Accountants
PCAOB ID: 1171